Exhibit 99.1

Form 51-102F3
Material Change Report

Item 1 Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)
170 University Avenue
Suite 1000
Toronto, Ontario
M5H 3B3

Item 2 Date of Material Change

November 7, 2019 and November 27, 2019.

Item 3 News Release

The press releases attached as Schedule “A” and Schedule “B” were disseminated through Business Wire on November 7, 2019 and December 4, 2019 with respect to the material changes.

Item 4 Summary of Material Change

On November 7, 2019, the Company announced that it had decided not to proceed with the public offering of units of the Company for which it filed a final short form prospectus on October 31, 2019. The Company made this decision based on its assessment of market conditions, and intends to pursue alternative financing options.

On December 4, 2019 the Company announced that on November 27, 2019, the Company received notification from Nasdaq Stock Market LLC (“Nasdaq”) Listing Qualifications Department that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Rule 5550(a)(2) since the closing bid price for the Company’s common shares (the “Shares”) listed on Nasdaq was below US$1.00 per Share for 30 consecutive business days.

The Company also received notification from the Nasdaq Listing Qualifications Department that it was not in compliance with the minimum Market Value of Listed Securities (“MVLS”) of US$35 million requirement set forth in Nasdaq Rule 5550(b)(2) since the MVLS for the Shares listed on Nasdaq was below US$35 million for 30 consecutive business days.

Item 5     Full Description of Material Change

5.1	Full Description of Material Change

Please see the press releases attached as Schedule “A” and Schedule “B”.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6                  Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8                  Executive Officer

The following executive officer is knowledgeable about the material changes and may be contacted about this report:

Stephen Randall
Chief Financial Officer
(416) 548-7522 (ext. 152)

Email:                        stephen@titanmedicalinc.com
Website:                  www.titanmedicalinc.com

Item 9 Date of Report

   December 17, 2019.

Schedule “A”

[See Attached]

Titan Medical Determines Not to Proceed with Public Offering

TORONTO--(BUSINESS WIRE)--November 7, 2019--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design, development and commercialization of a robotic surgical system for application in minimally invasive surgery (“MIS”), announced today that it has determined not to proceed with the public offering of units of the Company for which it filed a final short form prospectus on October 31, 2019. The Company has made this decision based on its assessment of market conditions, and intends to pursue alternative financing options.

About Titan

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision options and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including with respect to the Company’s intention to pursue alternative financing options, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 29, 2019 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

LHA Investor Relations

Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com

Schedule “B”

[See Attached]

Titan Medical Confirms Receipt of Deficiency Notices From Nasdaq

TORONTO--(BUSINESS WIRE)--December 4, 2019--Titan Medical Inc. (“Titan” or the “Company”) (TSX: TMD) (Nasdaq: TMDI), a medical device company focused on the design and development of a single-port robotic surgical system for application in minimally invasive surgery (“MIS”), today announced that on November 27, 2019, the Company received notification from the Nasdaq Stock Market LLC (“Nasdaq”) Listing Qualifications Department that it was not in compliance with the minimum bid price requirement set forth in Nasdaq Rule 5550(a)(2) since the closing bid price for the Company's common shares (the “Shares”) listed on Nasdaq was below US$1.00 for 30 consecutive business days. Nasdaq Rule 5550(a)(2) requires the Shares to maintain a minimum bid price of US$1.00 per Share, and Nasdaq Rule 5810(c)(3)(A) provides that failure to meet such a requirement exists when the bid price of the Shares is below US$1.00 for a period of 30 consecutive business days.

At the same time, the Company also received notification from the Nasdaq Listing Qualifications Department that it was not in compliance with the minimum Market Value of Listed Securities (“MVLS”) of US$35 million requirement set forth in Nasdaq Rule 5550(b)(2) since the MLVS for the Shares listed on Nasdaq was below US$35 million for 30 consecutive business days. Nasdaq Rule 5550(b)(2) requires the MLVS of the Shares to be at least US$35 million, and Nasdaq Rule 5810(c)(3)(C) provides that failure to meet such a requirement exists when the MLVS of the Shares is below US$35 million for a period of 30 consecutive business days.

These notifications do not impact the Company’s listing on the Nasdaq Capital Market at this time. In accordance with Listing Rule 5810(c)(3)(A) and 5810(c)(3)(C), the Company has a period of 180 calendar days from the date of notification, being until May 25, 2020, to regain compliance with the minimum bid price and MVLS requirements, during which time the Shares will continue to trade on the Nasdaq Capital Market. If at any time before May 25, 2020, the bid price of the Shares closes at or above US$1.00 per Share and the Company can achieve and maintain a MVLS of US$35 million for a minimum of 10 consecutive business days, Nasdaq will provide written notification that the Company has achieved compliance with the minimum bid price and MVLS requirements and will consider such deficiency matters closed.

The Company is also listed on the Toronto Stock Exchange (the “TSX”) and the notification letter does not affect the Company's compliance status with the TSX.

The Company intends to evaluate all available options to resolve these deficiencies and regain compliance with Nasdaq Rules 5550(a)(2) and 5550(b)(2).

About Titan Medical Inc.

Titan Medical Inc. is focused on computer-assisted robotic surgical technologies for application in MIS. The Company is developing a single-port robotic surgical system comprised of a surgeon-controlled patient cart that includes a dual-view camera system with 3D and 2D high-definition vision options and multi-articulating instruments for performing MIS procedures, and a surgeon workstation that provides an advanced ergonomic interface to the patient cart and a 3D endoscopic view inside the patient’s body. Titan intends to initially pursue gynecologic surgical indications for use of its single-port robotic surgical system.

For more information, please visit the Company’s website at www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. Such statements reflect the current expectations of management of the Company’s future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements. These statements, including with respect to the Company’s intention to evaluate all available options to resolve the Nasdaq Rule 5550(a)(2) and 5550(b)(2) deficiencies, reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the Company’s Annual Information Form dated March 29, 2019 (which may be viewed at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the Company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

LHA Investor Relations
Kim Sutton Golodetz
(212) 838-3777
kgolodetz@lhai.com
or
Bruce Voss
(310) 691-7100
bvoss@lhai.com